EXHIBIT 7

CODE OF CONDUCT FOR THE CORPORATION

The Corporate Code of Conduct is intended to guide employee's and contractor's activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the company and its employees could occur. Every employee and contractor has a personal responsibility to comply with the letter and the spirit of this Code.

1.	Conflicts of Interest

Employees must avoid any situation that involves a conflict between their personal interests and the interests of TransGlobe Energy Corporation or any of its subsidiary companies (collectively, the "Corporation"). In general, a conflict of interest exists for employees who use their position with the Corporation to benefit themselves, associates, friends or families. In dealing with current or potential customers, suppliers, contractors, or competitors, employees must act in the best interests of the Corporation. Real, perceived, or potential conflicts must immediately be fully disclosed in written form, to the employee's supervisor, if the employee is directly involved in the potential conflict, otherwise the employee may elect to report verbally or anonymously. The Corporation will investigate all reports concerning a conflict of interest and if necessary will maintain the confidentiality of the reporter. An investigation will be based on the information provided.

2.	Responsibilities and Values

The Corporation is committed to increasing its value to customers, employees, shareholders, and other stakeholders through strategic investments in Canada and internationally. The Corporation's employees will fulfill this commitment while upholding the highest level of ethical conduct and meeting responsibilities as good corporate citizens. To achieve these objectives, the Corporation's employees must:

  Adhere to the Corporation's or local jurisdictional standards, whichever are higher, for the safe operation of facilities, for the delivery of quality products and services, and the protection of the environment.
  Treat all customers and suppliers in an honest and fair manner. Payments to suppliers must be for goods or services provided to the Corporation, approved at the appropriate level, and for no other purpose than that described in the documents supporting the transaction.
  Conduct business with integrity and operate in compliance with all applicable laws, and government regulations in the jurisdictions in which the Corporation conducts business.
  Safeguard (including non-disclosure) of the Corporation's proprietary information, assets, and resources, as well as those of other organizations which have been entrusted to the Corporation.
  Maintain all records accurately to clearly represent the relevant facts and the true nature of conditions and transactions.
  Provide political contributions by the Corporation, if any, only where they are legal and in accordance with local custom or tradition. All contributions by the Corporation must be limited to amounts small enough to avoid suggestions of special consideration and approved by an appropriate authorizing authority in the Corporation.

  Provide a collegial working environment in which all individuals are treated fairly and with respect and dignity. Work place discrimination against any employee because of race, religious beliefs, colour, gender, sexual orientation, physical disability, mental disability, marital status, age, ancestry, place of origin, family status or source of income, will not be tolerated.
3.	Insider Trading

Confidential information (including, but not limited to, potential acquisitions, pending contracts or unannounced projects) may not be given or released, without proper authority, to anyone not employed by the Corporation, or to an employee or contractor not requiring the information to fulfill work-related commitments. All employees must comply with the Corporation's [Trading Policy and Disclosure Policy].

4.	Business Relationships

The Corporation, as a corporation operating in a number of locations, must conduct business with the highest level of integrity and in full compliance with all regulations and laws in the appropriate jurisdiction.

The Corporation will not seek any advantage through improper use of business courtesies or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Corporation or its employees. The direct or indirect offering, giving, soliciting, or receiving of any form of questionable consideration is prohibited.

All payments related to international transactions must be conducted according to the laws and regulations that exist in the respective country that business is being conducted in. Accordingly, these payments must be properly documented by written agreement, and recorded in the accounts in a manner that discloses their nature.

5.	Entertainment, Gifts and Favors

Entertainment, gifts and favors may only be accepted by an employee in the normal exchanges common to established business relationships. An exchange of such entertainment, gifts and favors shall create no sense of obligation.

6.	Compliance When in Doubt

As a condition of employment, employees are expected to comply with this code of conduct and the underlying policies and procedures. When in doubt, employees have the responsibility to seek clarification or advice from management.

All employees, the Corporation, and its other stakeholders benefit from good ethical practices. Employees or contractors who suspect misconduct, fraud, or abuse of the Corporation assets or other violations of this code of conduct are responsible to report such matters to their supervisor, or to the Chief Financial Officer. It is important that documentation is created at the time of disclosure and resolution. Employees or contractors may, in sensitive situations, also anonymously report a violation of this Code of Conduct in accordance with the Corporation's Whistleblower Protection Policy.

7.	Monitoring

Adherence to this policy will be monitored by management through routine supervisory practices and an annual code of conduct disclosure and sign-off process. Documentation supporting the code of conduct disclosure and resolution requirements should be submitted at the time.

When an investigation results in a finding that this Code of Conduct has been breached, the employee who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

I ACKNOWLEDGE that I have read and considered the Code of Conduct of TransGlobe Energy Corporation and agree to conduct myself in accordance with the Code of Conduct.

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